The Invidiata Team Joins The Real Brokerage

Toronto-Based Luxury Real Estate Team to be Led by Founder Christopher Invidiata

TORONTO AND NEW YORK -- February 2, 2022 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced that  The Invidiata Team, based in Ontario, Canada, is joining its growing network of agents.

With 35 years of success in real estate, The Invidiata Team prides itself in understanding the needs of their clients, achieving their goals and developing long-lasting relationships. Invidata Founder, Christopher Invidiata, is an established real estate professional in Ontario and has been recognized as one of RE/MAX's leading residential realtors in North America. The Invidiata Team services the Oakville, Burlington, Mississauga and Toronto markets.

With a focus on luxury homes, Invidiata has sold more than $4 billion in residential real estate since 1985 and has been named the number one RE/MAX team in Canada 15 times. The Invidiata Team was the number one RE/MAX team worldwide in 2007 and 2012.

"We are truly a family business, even though many of our listings are high-end," Christopher Invidiata said. "My daughter Shae, son Caleb, and other family members are working with clients now and carrying on the tradition of exceptional service. It is important to make our clients feel like part of our family. Developing lasting relationships with our clients is at the core of our business. Whether a client is buying a home that is a few hundred thousand dollars or a few million dollars, we enjoy the opportunity to be on our clients' journey."

Last month, Real's announced its launch of operations in Ontario. Scott Benson was named Real's Canada Growth Leader and Melissa Puklicz was named Broker of Record for Ontario. The Invidiata Team will be one of the first high-end luxury teams to join the brokerage.

"We are beyond excited to welcome The Invidiata Team to our family here at Real," said Real co-founder and CEO Tamir Poleg. "Working with Christopher and his team will not only expand our footprint in Canada, but it will also allow Real to be part of the luxury market. The team's impressive track record speaks for itself and we look forward to working with them and creating more opportunities in Ontario."

Corporate Update

Real also announced today that pursuant to the Company's Restricted Share Unit Plan, on January 25, 2022, an aggregate of 176,854 restricted shares units ("RSUs") were granted to certain directors of the Company. The RSUs will vest over a one-year period.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 40 U.S. states, the District of Columbia, and Ontario and Alberta, Canada. Real is building the future, together with more than 3,800 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

thunder11@therealbrokerage.com

1+201-564-4221

Investors, for more information, please contact:

Hayden IR

James Carbonara

james@haydenir.com

646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to The Invidiata Team joining Real, and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.